                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                                   ALICO, INC.
                                   -----------
                                (Name of Issuer)

                     Common Stock, Par Value $1.00 Per Share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    016230104
                         -----------------------------
                                 (CUSIP Number)

                   Donna H. Respress, 700 South Scenic Highway
                    Frostproof, Florida 33843 (863) 635-2251
                    ----------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 27, 2001
             -------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of ss. ss. 240.13d-(e), 240.13d-1f or 240.13d-1(g), check the following box: [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).


                               (Page 1 of 7 pages)

CUSIP NO. 01630104
--------------------------------------------------------------------------------

(1)      Name of Individual Reporting Person                BEN HILL GRIFFIN III

--------------------------------------------------------------------------------

(2)      Check the Appropriate Box if a Member of a Group   (a)
         (See Instructions)
                                                          ----------------------

                                                            (b)
--------------------------------------------------------------------------------

(3)      SEC Use Only

--------------------------------------------------------------------------------

(4)      Source of Funds (See Instructions)                   OO

--------------------------------------------------------------------------------

(5)      Check if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------

  (6)    Citizenship or Place of Organization               UNITED STATES

--------------------------------------------------------------------------------

  Number of Shares        (7)    Sole Voting Power          22,064
  Beneficially Owned by   ------------------------------------------------------
  Each Reporting Person
  With                    (8)    Shared Voting Power        3,577,126
                          ------------------------------------------------------

                          (9)    Sole Dispositive Power     22,064
                          ------------------------------------------------------

                          (10)   Shared Dispositive Power   3,577,126

--------------------------------------------------------------------------------

  (11)   Aggregate Amount Beneficially Owned by Each        3,599,190
         Reporting Person

--------------------------------------------------------------------------------

(12)     Check if the Aggregate Amount in Row (11)
         Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------

  (13)   Percent of Class Represented by Amount of Row      51.09%
        (11)

--------------------------------------------------------------------------------

(14)     Type of Reporting Person (See Instructions)            IN
--------------------------------------------------------------------------------


                               (Page 2 of 7 pages)

CUSIP NO. 01630104
--------------------------------------------------------------------------------

(1)      Name of Individual Reporting Person and I.R.S.    BEN HILL GRIFFIN INC.
         Identification No.


--------------------------------------------------------------------------------

(2)      Check the Appropriate Box if a Member of a Group   (a)
         (See Instructions)
                                                          ----------------------

                                                            (b)
--------------------------------------------------------------------------------

(3)      SEC Use Only

--------------------------------------------------------------------------------

(4)      Source of Funds (See Instructions)                   OO


--------------------------------------------------------------------------------

(5)      Check if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------

  (6)    Citizenship or Place of Organization               FLORIDA
--------------------------------------------------------------------------------

  Number of Shares        (7)    Sole Voting Power
  Beneficially Owned by   ------------------------------------------------------
  Each Reporting Person
  With                    (8)    Shared Voting Power        3,493,777
                          ------------------------------------------------------

                          (9)    Sole Dispositive Power
                          ------------------------------------------------------

                          (10)   Shared Dispositive Power   3,493,777

--------------------------------------------------------------------------------

(11)   Aggregate Amount Beneficially Owned by Each          3,493,777
       Reporting Person

--------------------------------------------------------------------------------

(12)   Check if the Aggregate Amount in Row (11)
       Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------

(13)   Percent of Class Represented by Amount of Row        49.59%
       (11)

--------------------------------------------------------------------------------

(14)   Type of Reporting Person (See Instructions)          CO
--------------------------------------------------------------------------------


                               (Page 3 of 7 pages)

CUSIP NO. 01630104
--------------------------------------------------------------------------------

(1)      Name of Individual Reporting Person and I.R.S.    BEN HILL GRIFFIN
         Identification No.                                INVESTMENTS, INC.


--------------------------------------------------------------------------------

(2)      Check the Appropriate Box if a Member of a Group   (a)
         (See Instructions)
                                                          ----------------------

                                                            (b)
--------------------------------------------------------------------------------

(3)      SEC Use Only

--------------------------------------------------------------------------------

(4)      Source of Funds (See Instructions)                   OO


--------------------------------------------------------------------------------

(5)      Check if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------

  (6)    Citizenship or Place of Organization               NEVADA
--------------------------------------------------------------------------------

  Number of Shares        (7)    Sole Voting Power          3,493,777
  Beneficially Owned by   ------------------------------------------------------
  Each Reporting Person
  With                    (8)    Shared Voting Power
                          ------------------------------------------------------

                          (9)    Sole Dispositive Power     3,493,777
                          ------------------------------------------------------

                          (10)   Shared Dispositive Power

--------------------------------------------------------------------------------

(11)  Aggregate Amount Beneficially Owned by Each           3,493,777
      Reporting Person

--------------------------------------------------------------------------------

(12)  Check if the Aggregate Amount in Row (11)
      Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------

(13)  Percent of Class Represented by Amount of Row         49.59%
      (11)

--------------------------------------------------------------------------------

(14)     Type of Reporting Person (See Instructions)        CO
--------------------------------------------------------------------------------


                               (Page 4 of 7 pages)

CUSIP NO. 01630104

                                  INTRODUCTION

         This statement on Schedule 13D (the "STATEMENT") constitutes Amendment No. 4 to the filing of an original Schedule 13D undertaken by each of Ben Hill Griffin III ("BHG III"), Ben Hill Griffin, Inc. ("BHGI") and Ben Hill Griffin Investments, Inc. ("BHG INVESTMENTS") (collectively the "REPORTING PERSONS"), as of November 12, 1997, in connection with a transfer by BHGI, a corporation indirectly controlled by BHG III, to BHG Investments, a corporation wholly owned by BHGI, of 3,493,777 shares of the common stock, par value $1.00 per share, of Alico, Inc., a Florida corporation ("ALICO"), completed on November 5, 1997 (the "ALICO SHARES"). Amendment No. 1 was filed on October 1, 2001 for the principal purpose of reporting upon the status of a civil suit (The Four Sisters Protectorate, et al v. Ben Hill Griffin, III, Trustee, Polk County, Florida Circuit Court, Case No. GC-G-0054, Section 81) (the "SUIT") that had been filed in January 2000 against BHG III by the families of his four sisters, most of the members of which are beneficiaries of a trust, entitled the Ben Hill Griffin, Jr. Revocable Intervivos Trust #1 (the "TRUST"). The Suit had sought the imposition of judicial sanctions, including BHG III's removal as trustee of the Trust, and asserted as grounds for such demands allegations of over-compensation and receipt of an illegal bonus. As reported in such Amendment, trial of the Suit was commenced in late March 2001, but was suspended shortly thereafter so that the parties might engage, at the court's direction, in further mediation. That effort resulted in the execution of a Settlement Agreement, dated as of March 29, 2001 (the "SETTLEMENT AGREEMENT"). The Amendment further disclosed the terms of the Settlement Agreement; that, as of May 14, 2001, Harriett G. Harris (BHG III's sister), George W. Harris, Jr., her spouse, and their lineal descendants (collectively the HARRIS FAMILY") had filed a motion with the Court seeking to have the same declared invalid and unenforceable which, in turn, led BHG III, as trustee, to move for its enforcement; and that such motion was to be considered by the court in a bench trial setting commencing on October 3, 2001.

         Amendment No. 2 was filed on October 8, 2001 to report that as of October 5, the court had tentatively ruled in favor of the Settlement Agreement's validity and enforceability as to all parties, including the Harris Family, and had indicated that a final written order would be issued at a later date.

         Amendment No. 3 was filed on November 9, 2001 to report that the court had, on November 2, 2001, issued its written Judgment Enforcing Settlement Agreement Obtained at Court-Ordered Mediation, which affirmed its oral bench ruling and ordered the Harris Family to specifically perform the terms of the Settlement Agreement by acting in good faith and in a timely and reasonable manner to execute and deliver all documents reasonable necessary to implement and close the transactions contemplated thereby.

         The Reporting Persons are filing this Amendment No. 4 together as a group pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

ITEM 1.           SECURITY AND ISSUER

                  Previous disclosure unchanged

ITEM 2.           IDENTITY AND BACKGROUND.

                  Previous disclosure unchanged

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  Previous disclosure unchanged

ITEM 4.           PURPOSE OF TRANSACTION.

                  Previous disclosure unchanged

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

                  Previous disclosure unchanged


                               (Page 5 of 7 pages)

CUSIP NO. 01630104

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                  An addendum to the Settlement Agreement, entitled Addendum to Settlement Agreement and Plan of Corporate Reorganization of B.H.G, Inc. and Ben Hill Griffin, Inc., dated as of December 27, 2001 (the "ADDENDUM"), has been entered into and executed by each of B.H.G., Inc., a Florida corporation controlled by BHG III and comprising the first tier parent of BHGI and the second tier parent of BHG Investments ("B.H.G."); BHGI; BHG Investments; BHG III, individually and as trustee of the Trust; and the Four Sisters Protectorate, a group of individuals contractually acting on behalf of those shareholders of B.H.G., inclusive of the Harris Family, who are parties to a Shareholder and Voting Agreement, dated August 22, 1998, as amended (collectively the "PROTECTORATE SHAREHOLDERS"). Under the Addendum's principal terms, prior to or at a closing expected to be consummated shortly following receipt by the parties to the Addendum of favorable private rulings to be sought from the Internal Revenue Service and the fulfillment or other satisfaction of related conditions precedent (the "CLOSING"), the following actions are to be undertaken:

                  (i) BHGI shall form and activate two separate limited liability companies, Alico Holding LLC ("ALICO HOLDING") and Blue Head Ranch LLC ("BLUE HEAD"), the membership interests of each of which shall be owned solely by BHGI until consummation of the closing.

                  (ii) BHG Investments shall be merged into Alico Holding so as to cause the Alico Shares, currently owned by BHG Investments, to be reregistered in the name of and to be owned by Alico Holding.

                  (iii) All assets associated with the Blue Head Ranch, the Eason Tract and the Tri-County Grove* which are currently owned by BHGI shall be conveyed or otherwise assigned by BHGI to Blue Head. Upon consummation of the Closing those assets shall be encumbered by a mortgage lien, running in favor of a lender acceptable to BHGI and the Four Sisters Protectorate, in a principal sum likely to approximate $10,250,000.

                  (iv) BHGI shall separately form and activate a new Florida corporation, to be named the "Four Sisters Family Corporation" ("FSFC"), and cause the same to be authorized to issue two classes of common stock, to be designated as Class A non-voting and Class B voting shares.

                  (v) The Trust shall file with an appropriate Florida state court a Petition for Reformation of Trust and Appointment of Trustee seeking an order authorizing the creation of 19 separate sub-trusts, one of which shall be established for the benefit of each beneficiary of the Trust (each a "SUB-TRUST" and collectively the "SUB-TRUSTS"), directing the division of the Trust's assets among such sub-trusts in a manner so as to cause each beneficiary to obtain a beneficial interest therein proportionate to his or her beneficial interest in the Trust, and ratifying BHG III's continued service as trustee of each such sub-trust pending consummation of the Closing.

                  (vi) BHGI shall contribute all of its membership interests in each of Alico Holding and Blue Head to FSFC in exchange for the issuance by FSFC of shares of each of its two authorized classes of common stock.

                  (vii) BHGI shall distribute to B.H.G., by way of a federal income tax free corporate spin-off as approved by the Internal Revenue Service, 99.7% of each class of its shares of FSFC capital stock, and to certain other minority shareholders of B.H.G. the remaining .3%.

                  (ix) BHG III, as trustee of each of the four Sub-Trusts established for the benefit of one of BHG III's sisters, Harriett G. Harris, Sarah Jane Alexander, Lucy Anne G. Collier and Francie G. Milligan, and their respective lineal descendants (such sisters and their lineal descendants being hereinafter

--------

         *The Blue Head Ranch consists of approximately 62,000 acres of contiguous land located in Highlands County, Florida, largely used to support a cattle business; the Eason Tract consists of approximately 1,286 acres located in DeSoto County, Florida, being developed for citrus production; and the Tri-County Grove consists of approximately 2,240 acres of land located in Highlands County, Florida, of which approximately 1,019 acres are improved by planted citrus groves; in each case as well as various improvements and associated assets.


                               (Page 6 of 7 pages)

CUSIP NO. 01630104

         sometimes referred to collectively as the "FOUR SISTERS" and the Sub-Trusts established for their benefit as the "FOUR SISTERS' SUB-TRUSTS"), shall cause each such Sub-Trust to assign to B.H.G., for cancellation, all of the shares of Class B voting capital stock theretofore issued by B.H.G. to the benefit of such Sub-Trust, and the Protectorate Shareholders shall assign to B.H.G., also for cancellation, all of their separate holdings of that corporation's Class A non-voting and Class B voting capital stock. Concurrently with that action, B.H.G. shall distribute to each of the Four Sisters Sub-Trusts and to each of the Protectorate Shareholders the same number of the FSFC shares of Class A and Class B capital stock as it shall receive from each in the form of B.H.G. Class A and Class B capital stock

                  (x) Immediately following the completion of each of the forgoing actions, BHG III shall resign and be replaced as trustee of each of the Four Sisters' Sub-Trusts.

         A separate agreement, entitled the "Alico Separation Agreement" and also being dated December 27, 2001, has been entered into and executed by the parties to the Addendum, principally to segregate into a separate instrument the Addendum terms and conditions applicable to the Alico Shares currently owned by BHG Investments and to clarify the manner in which the Alico Shares (and the voting power that the Class B variety control) are to be managed during the period preceding the Closing. Once completed, the actions contemplated by the Addendum will result in the Four Sisters' Sub-Trusts and the Protectorate Shareholders, as the sole registered owners of all outstanding shares of capital stock issued by FSFC, itself the single member of each of Alico Holding and Blue Head, being the sole beneficial owners of (a) the Alico Shares currently owned by BHG Investments, and (b) the Blue Head Ranch, the Eason Tract and the Tri-County Grove; in the elimination of the B.H.G. ownership interest currently held by the Trust for the benefit of the Four Sisters and the Protectorate Shareholders and to be held, if the Sub-Trusts are established prior to the Closing, for the benefit of the Four Sisters' Sub-Trusts and the Protectorate Shareholders; and in the fiduciary control of each of the Four Sisters' Sub-Trusts being shifted, by resignation and replacement, from BHG III to successor trustees.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

                  Previous disclosure unchanged

SIGNATURE

         After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

                               /s/ Ben Hill Griffin
                               -------------------------------------------------
                               Ben Hill Griffin III



                               BEN HILL GRIFFIN, INC.

                               By: /s/ Ben Hill Griffin III
                                   ---------------------------------------------
                                   Ben Hill Griffin III, Chief Executive Officer



                               BEN HILL GRIFFIN INVESTMENTS, INC.

                               By: /s/ Ben Hill Griffin III
                                   ---------------------------------------------
                                   Ben Hill Griffin, President


January 2,  2002


                               (Page 7 of 7 pages)